EXHIBIT 2.1*

……………3 July…………….. 2017*

THE PERSONS LISTED IN SCHEDULE 1

and

MGS DISTRIBUTION LIMITED

SALE AND PURCHASE AGREEMENT in respect of the entire issued share capital of JLB BRANDS LIMITED

Herbert Smith Freehills LLP

* CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED FROM PAGES 7, 14, 17, 20, 34, 45 AND 46 AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) PURSUANT TO RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (“1934 ACT”).

_____________________

* THESE SCHEDULES HAVE BEEN OMITTED PURSUANT TO ITEM 601(B)(2) OF REGULATION S-K. COPIES OF THE OMITTED SCHEDULES WILL BE FURNISHED SUPPLEMENTALLY TO THE SEC UPON REQUEST.

THIS AGREEMENT is made on 3 July 2017

BETWEEN:

(1)	THE PERSONS whose names and addresses are set out in Schedule 1 (the "Sellers" and each a "Seller"); and
(2)

MGS Distribution Limited, a company incorporated in England and Wales (registered number 06183896) and whose registered office is at Meadway House, Meadway, Haslemere, Surrey, GU27 1NN (the "Purchaser").

RECITALS:

(A)	The Company (as defined in Schedule 9) is a private company limited by shares. Certain details of the Company are set out in Part 2 of Schedule 1.
(B)

The Sellers have agreed to sell and transfer to the Purchaser, and the Purchaser has agreed to buy, the entire issued share capital of the Company upon the terms and subject to the conditions set out in this Agreement.

IT IS AGREED as follows:

1.	INTERPRETATION
1.1	The definitions and other interpretative provisions set out in Schedule 9 shall apply throughout this Agreement, unless the contrary intention appears.
1.2	In this Agreement, except where the context otherwise requires, any reference to this Agreement includes a reference to the Schedules, each of which forms part of this Agreement for all purposes.
2.	SALE AND PURCHASE

Sale and purchase

2.1

Each Seller is the legal and/or beneficial owner of and shall sell and the Purchaser shall purchase those Shares set opposite each Seller's name in columns (2), (3) and (4) of Schedule 1 on the basis that they are sold at Completion with Full Title Guarantee and free from any Encumbrance and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

2.2

The Trustee has the full and unrestricted power to sell and to confer on the Purchaser the full beneficial and legal title of those Shares set opposite the Trustee's name in column (3) of Schedule 1 (Number of Shares legally but not beneficially held at the date of Agreement) and the Purchaser shall purchase those Shares on the basis that they are sold at Completion with Full Title Guarantee and free from any Encumbrance and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

2.3	Neither of the Sellers nor the Purchaser shall be obliged to complete the sale or purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.

Waiver of rights

2.4

Each Seller waives and agrees to procure the waiver of any restrictions on transfer, including pre-emption rights, which may exist in relation to the Shares she has agreed to sell pursuant to this Agreement, under the articles of association of the Company, any shareholders' agreement or otherwise.

3.	CONSIDERATION
3.1

The consideration for the sale of the Shares shall be the sum of the payment at Completion to each of the Sellers of an amount equal to £30,000,000 plus 50% of the LB Cash Amount plus 50% of the WC & Other Adjustment, being the sum set opposite her name in column (5) of Schedule 1 (the "Purchase Price").

3.2	Each Seller severally warrants to the Purchaser that, from but excluding the Locked Box Date up to and including Completion:
3.2.1

(in respect of itself and its Seller Related Persons only and not in respect of the other Seller or its Seller Related Persons) neither the Seller nor any of its Seller Related Persons has received any Direct Leakage; and

3.2.2	there has been no Indirect Leakage.
3.3	Schedule 2 shall apply.
4.	COMPLETION

Completion Date

4.1	Completion shall take place on the Completion Date at the offices of the Purchaser's Solicitors immediately after this Agreement is entered into.

Sellers' obligations

4.2	At Completion, each Seller shall observe and perform all of the provisions of Part 1 of Schedule 3.
4.3	At Completion, the Purchaser shall observe and perform all of the provisions of Part 2 of Schedule 3.
5.	SELLER WARRANTIES

Seller Title and Capacity Warranties

5.1	Subject to the limitations in Clause 6, each Seller severally warrants to the Purchaser on the date of this Agreement in the terms set out paragraphs 1 and 2 of Part A of Schedule 4.
5.2

Each of the Title and Capacity Warranties shall be construed as a separate and independent warranty and, except where this Agreement expressly provides otherwise, each Title and Capacity Warranty is not limited by the other provisions of this Agreement, including the other Title and Capacity Warranties.

Business Warranties and Tax Warranties

5.3

Subject to the limitations in Clause 6, each Seller severally warrants to the Purchaser on the date of this Agreement in the terms set out paragraphs 3 to 16 of Part A of Schedule 4 and Part B of Schedule 4.

5.4

Each of the Business Warranties and the Tax Warranties shall be construed as a separate and independent warranty and, except where this Agreement expressly provides otherwise, each Business Warranty and each Tax Warranty is not limited by the other provisions of this Agreement, including the other Business Warranties and the other Tax Warranties.

Sellers' knowledge

5.5	Each Seller Warranty (other than Title and Capacity Warranties) shall be qualified by a reference to the knowledge or awareness of the relevant Seller, being limited to the actual knowledge or awareness of the relevant Seller and no Seller shall be deemed to have any imputed or constructive knowledge regarding the subject matter of such Seller Warranty.

Covenant not to sue

5.6

Save in the case of fraud, no Seller shall (if a claim is made against her by any person in connection with the sale of the Shares to the Purchaser) make any claim against the Company or against any director, employee, agent or officer of the Company on whom a Seller may have relied before agreeing to any term of this Agreement or authorising any statement in the Disclosure Letter. Save in the case of fraud, each Seller acknowledges that she has no rights to make any such claim. This shall not prevent either Seller from claiming against the other Seller under any right of contribution or indemnity to which she may be entitled. The rights of the Company and any director, employee, agent or officer of the Company under this Clause are subject to the provisions of Clause 10.9.

Accounts

5.7

Subject to Clause 6.14, in calculating the liability of any Seller in respect of any Claim for breach of the Seller Business Warranties set out in paragraphs 3 of Schedule 4, no credit shall be given to that Seller for any understatement of the value of any asset nor overstatement of the amount of any liability in the Accounts, nor shall credit be given to that Seller for any provision or reserve in the Accounts which proves to be unnecessary or greater than the amount of the item in respect of which it is provided or reserved.

Subrogation

5.8

The Purchaser shall ensure that the W&I Policy includes an express waiver in a form reasonably satisfactory to the Sellers' Solicitors of any rights of subrogation against the Sellers (except in the case of fraud by that Seller) and shall deliver evidence of the same to the Sellers' Solicitors on or prior to the date of this Agreement.

6.	SELLER LIMITATIONS ON LIABILITY

Disclosure

6.1

No Seller shall be liable in respect of any General Claim or any Tax Warranty Claim to the extent that the fact, matter or circumstances giving rise to the General Claim or Tax Warranty Claim are fairly disclosed (with sufficient details to enable a reasonable purchaser to identify the value, nature and scope of the matter disclosed) in the Disclosure Letter or in the Data Room.

Time limits

6.2

No Seller shall be liable for any General Claim unless the Purchaser gives that Seller written notice, setting out reasonable details of the General Claim as far as it is then known to the Purchaser (including the grounds on which it is based and the Purchaser's good faith estimate of the amount of the General Claim) as soon as reasonably possible after the Purchaser Group becomes aware that the Purchaser has is or likely to have such a General Claim and in any event on or before the date being 12 months from Completion.

6.3

No Seller shall be liable for any Tax Claim unless the Purchaser gives that Seller written notice, setting out reasonable details of the Tax Claim as far as it is then known to the Purchaser (including the grounds on which it is based and the Purchaser's good faith estimate of the amount of the Tax Claim) as soon as reasonably possible after the Purchaser Group becomes aware that the Purchaser has is or likely to have such a Tax Claim and in any event on or before the date being five (5) years from Completion.

6.4	Any failure by the Purchaser to provide notice to a Seller as soon as reasonably possible in respect of any Claim will not (provided always that Claim is made before the expiry of the applicable time limit in Clause 6.2 or Clause 6.3) invalidate such Claim or preclude the Purchaser from bringing such Claim.
6.5

No Claim (other than a Tax Claim) shall be enforceable against either Seller, and any such Claim shall be deemed to have been withdrawn, unless legal proceedings in respect of such Claim are commenced (by being properly issued on the relevant Seller) within 6 months of the notice of the Claim first being served on the relevant Seller.

6.6

No Tax Claim shall be enforceable against either Seller, and any such Tax Claim shall be deemed to have been withdrawn, unless legal proceedings in respect of such Tax Claim are commenced (by being properly issued on the relevant Seller) by the earlier of the following dates:

6.6.1

where the Liability for Taxation forming the subject matter of the Tax Claim has been finally determined (whether by way of agreement with the relevant Tax Authority or where all appeals and other reasonable means of contesting such Tax liability having been exhausted), the date falling six months after the date that such Liability for Taxation has been finally determined; and

6.6.2	the date falling 24 months after notice of the Tax Claim first being served on the relevant Seller.

Monetary Limits

6.7

The aggregate liability of each Seller in respect of the aggregate of all demands or claims against any Seller, whether in contract or otherwise, under or in relation to or for any breach of any Acquisition Document (including any General Claim, Title and Capacity Claim, Tax Claim and Leakage Claim), including interest and costs, shall not exceed the amount specified against each Seller's name in column (5) of Part 1 of Schedule 1.

6.8

Notwithstanding any non-payment under the W&I Policy or any vitiation or expiry or termination of the W&I Policy or insolvency of the insurers or for any other reason whatsoever, the aggregate liability (including interest and costs) of each Seller in respect of all Claims (other than Title and Capacity Claims, Excluded Tax Claims and Leakage Claims) shall be capped at her Proportionate Liability of £300,000.

6.9

Notwithstanding any non-payment under the W&I Policy or any vitiation or expiry or termination of the W&I Policy or insolvency of the insurers or for any other reason whatsoever, the aggregate liability (including interest and costs) of each Seller in respect of all Excluded Tax Claims shall be capped at her Proportionate Liability of £9,000,000.

6.10

No Seller shall have any liability in respect of any Claim (other than any Title and Capacity Claim or Leakage Claim) unless the aggregate amount of the liability of the Sellers (taken together) in respect of all Claims exceeds £300,000 in which case, subject to Clause 6.8, the Sellers shall be liable for the excess of such amount only and not the initial £300,000.

6.11

No Seller shall have any liability in respect of any Claim (other than any Title and Capacity Claim or Leakage Claim) unless the aggregate amount of the liability of the Sellers (taken together) in respect of the Claim (or the aggregate of a series of connected Claims or Claims arising out of similar facts or circumstances) exceeds £60,000, in which case the Sellers shall, subject to Clause 6.8, be liable for their Proportionate Liability of the full amount of such Claim, subject to the threshold in Clause 6.10.

Proportionality

6.12

The maximum liability of each Seller in respect of a Claim for which both Sellers are liable shall not exceed an amount equal to the value of that Claim (including interest and costs) multiplied by 0.5 ("Proportionate Liability").

6.13

In the event that the Purchaser is entitled to make any Claim against both Sellers, no one Seller shall be liable for such Claim unless and until, so far as reasonably practicable, the Purchaser has also made such Claim against the other Seller.

6.14

If the Purchaser withdraws a Claim against a Seller which it has also made against the other Seller (or the Claim lapses under Clauses 6.2 to 6.4), the Purchaser shall also withdraw any Claim against the other Seller to the extent that the matter or thing giving rise to both Claims is the same ("Same Claim"). If the Purchaser settles any Same Claim against one Seller, the Purchaser shall offer to settle each Same Claim on terms which are, so far as reasonably practicable, the same as those agreed with that Seller with whom the Purchaser has settled.

Accounts

6.15

No Seller shall be liable for any Claim (other than a Tax Deed Claim) to the extent that, specific provision or reserve has been made in the Accounts in respect of the matter or thing giving rise to such Claim, or to the extent that such matter or thing has otherwise been specifically referred to in the notes to the Accounts.

No double recovery

6.16

Any payment made by or on behalf of a Seller in respect of any Claim shall satisfy and discharge any other Claim which is capable of being made against that Seller in respect of the same matter or thing, but only to the extent of the payment made.

Leakage

6.17

The Purchaser's only remedy in relation to any matter or thing constituting Leakage is that contained in paragraph 2.1 and 2.2 of Schedule 2 of this Agreement and any Leakage Claim shall be dealt with in accordance with paragraph 2 of Schedule 2 of this Agreement.

6.18	No Seller shall be liable in respect of any Claim to the extent that the matter or thing giving rise to such Claim constitutes Permitted Leakage.

Other exclusions and limitations

6.19

No Seller shall be liable in respect of any Claim (other than a Tax Claim) to the extent that such Claim arises from or is otherwise attributable to, or the amount of such Claim is increased as a result of:

6.19.1	the failure by the Purchaser to comply with the provisions of this Clause;
6.19.2

any change in legislation or law, administrative or regulatory practice or in the generally accepted interpretation or application of any legislation or law, in each case occurring after the date of this Agreement;

6.19.3	any voluntary act, transaction or omission of the Purchaser or the Company after Completion, other than:
(A)	in the ordinary course of the Company's business as conducted at or prior to Completion or in a manner that is substantially consistent with such conduct of business or a natural extension thereof; or
(B)	pursuant to a legally binding obligation created or entered into before or on Completion or in order to comply with any law in force on or before Completion;
6.19.4	Completion or any acts, transactions or arrangements expressly required or expressly contemplated by this Agreement.
6.20

No Seller shall be liable in respect of any Claim (other than a Tax Claim) to the extent that the matter or thing giving rise to such Claim has been or is made good or is otherwise compensated for without cost to the Purchaser, the Company or any member of the Purchaser's Group.

Sums recoverable from third parties

6.21

Where the Purchaser or any member of the Purchaser Group is entitled to recover from any person any sum in respect of any matter or event which has or is likely to give rise to a Claim (other than a Tax Claim), the Purchaser shall, or shall procure that the relevant member of the Purchaser Group shall, use its reasonable endeavours to recover that sum and shall keep each Seller who is or is likely to be liable in respect of such a Claim (other than a Tax Claim) ("Claim Seller(s)") informed of the conduct of such recovery. Save as provided in this Clause 6.24, the Purchaser shall not be restricted from pursuing that or any other Claim in relation to the same subject matter against the Claim Seller(s). Any sum recovered by the Purchaser or the relevant member of the Purchaser Group before settlement or final determination of the Claim (other than a Tax Claim) (less any costs and expenses incurred by the Purchaser and the Company in recovering the sum and any Tax attributable to or suffered in respect of the sum recovered) will reduce the liability of the Claim Seller(s) in respect of such Claim (other than a Tax Claim) by an amount equal to the net sum recovered by the Purchaser or any member of the Purchaser Group (such amount being, if the Claim is against both Sellers, multiplied by the Claim Seller's Proportionate Liability in respect of that Claim (other than a Tax Claim)). If recovery is delayed until after the Claim (other than a Tax Claim) has been satisfied by the Claim Seller(s), the Purchaser shall, or shall procure that the relevant member of the Purchaser Group shall, repay to the Claim Seller(s) the amount so recovered (less any costs and expenses incurred by the Purchaser and the Company in recovering the sum and any Tax attributable to or suffered in respect of the sum recovered) pro rata to the amount paid by the Claim Seller(s) to the Purchaser in respect of that Claim (other than a Tax Claim) save where, and only to the extent that the Buyer or Buyer's Group is obliged to pay or credit such sum to the Underwriters of the W&I Insurance Policy; If the amount so recovered by the Purchaser or relevant member of the Purchaser Group exceeds the amount of the Claim (other than a Tax Claim) satisfied by the Claim Seller(s) the Purchaser or relevant member of the Purchaser Group (as applicable) shall be entitled to retain the excess.

Actions by third parties

6.22

If the Purchaser or a member of the Purchaser Group becomes aware of any claim, action or demand made against it, or the Company, by a third party which may give rise to a Claim (other than a Tax Claim) (a "Third Party Claim"), the Purchaser shall, or shall procure that the relevant member of the Purchaser Group shall:

6.22.1

as soon as practicable, notify each Seller giving reasonable details, so far as they are known to the Purchaser or relevant member of the Purchaser Group, of the relevant facts and circumstances relating to the Third Party Claim; and

6.22.2	as soon as reasonably practicable, keep each Seller reasonably informed of all material developments in relation to the Third Party Claim within its knowledge,

subject always to Applicable Law, to any duty of confidentiality which the Purchaser or the Company owes to any third party, and provided that the Purchaser shall not be obliged to take any action which could result in any person losing the benefit of any applicable privilege.

6.23

Any failure by the Purchaser to comply with its obligations under Clause 6.22 will not invalidate such Claim or preclude the Purchaser from bringing a Claim against such Seller in relation to such Third Party Claim.

Claim to be reduction of consideration

6.24	Any payment made by or on behalf of a Seller in respect of any Claim shall, to the extent legally possible, be deemed to reduce the Purchase Price received by that Seller.

General

6.25

Nothing in this Clause 6 restricts or limits any general obligation at law of the Purchaser or the Company to mitigate any loss or damage which it may suffer or incur as a consequence of any breach of any Seller Warranties.

6.26	The limitations on the liability of the Sellers set out in this Clause 6 shall not apply to the extent that the claim is in respect of any fraud on the part or behalf of any Seller.
6.27

Notwithstanding any other provision of this Agreement, none of the limitations in Clause 6 shall prejudice a claim under the W&I Policy or prevent recovery by the Purchaser of any proceeds under such a policy. In particular, the Purchaser shall not be required to (and shall not be liable to the Sellers if it does not) take or omit to take any action or do anything that is reasonably likely to compromise in any way its ability to make a recovery under the W&I Policy or which would put it in breach of the W&I Policy.

7.	PURCHASER WARRANTIES

The Purchaser warrants to the Sellers on the date of this Agreement in the terms of the warranties set out in Schedule 5.

8.	PROTECTION OF PURCHASER INTERESTS

Definitions

8.1	In this Clause 8:
8.1.1	each of the following words and expressions shall have the following meanings:
(A)

"Competing Business" any business carried on within a country in which the Company currently does business or has existing plans to do business in the foreseeable future, or all or any of them, which wholly or partly competes with the business of designing and/or selling watches and jewellery;

(B)	"Recognised Stock Exchange" has the meaning given to it in section 1137 of the CTA 2010;
(C)	"Restricted Goods or Services" means watches and jewellery and the design or sale of watches and jewellery; and
(D)	"Restricted Goods or Services" also means *; and
(E)	"Restricted Parties" means each of the Sellers; and
8.1.2

references to acting directly or indirectly include (without prejudice to the generality of that expression) acting alone or on behalf of any other person or jointly with or through or by means of any other person.

Competition

8.2

Each of the Restricted Parties covenants with the Purchaser that until the expiration of 3 years from Completion, she shall not directly or indirectly carry on or be engaged or interested in a Competing Business, save that she may hold for investment up to 3% of any class of securities quoted or dealt in on a Recognised Stock Exchange. Nothing in Clause 8.2 shall prohibit any Seller from performing her duties as an employee of any member of the Purchaser's Group.

* CONFIDENTIAL PORTION OF THIS EXHIBIT OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO RULE 24b-2 OF THE 1934 ACT

Customers

8.3

Each of the Restricted Parties covenants with the Purchaser that until the expiration of 3 years from Completion, she shall not directly or indirectly accept orders for or supply or cause orders to be accepted for or cause to be supplied Restricted Goods or Services to any person who is a Key Customer.

8.4

Each of the Restricted Parties covenants with the Purchaser that until the expiration of 3 years from Completion, she shall not directly or indirectly solicit, canvass or approach or endeavour to solicit, canvass or approach or cause to be solicited, canvassed or approached any person who is a Key Customer or Prospective Key Customer for the purpose of offering to that person Restricted Goods or Services.

Suppliers

8.5

Each of the Restricted Parties covenants with the Purchaser that until the expiration of 3 years from Completion, she shall not directly or indirectly solicit, canvass or approach or endeavour to solicit, canvass or approach or cause to be solicited, canvassed or approached any Key Supplier in connection with the supply of Restricted Goods or Services.

Employees

8.6	Each of the Restricted Parties covenants with the Purchaser that until the expiration of 3 years from Completion, she shall not directly or indirectly:
8.6.1

solicit or entice away or endeavour to solicit or entice away or cause to be solicited or enticed away from the Company any person who is, and was at Completion, employed or directly or indirectly engaged by the Company in an executive, sales, marketing, research or technical capacity (including, for the avoidance of doubt, the Executive Team) or whose departure from the Company would have a material adverse effect on the business of such company (whether or not such person would commit a breach of their contract of employment or engagement by reason of leaving);

8.6.2

solicit or endeavour to solicit or cause to be solicited any person who was at any time during the 12 months up to and including Completion employed or directly or indirectly engaged by the Company who, by reason of their employment or engagement, possesses any trade secrets or a material amount of confidential information concerning the business or affairs of the Company or is likely to be able to solicit away from the Company the custom of any Key Customer or Key Supplier in connection with the Restricted Goods or Services.

8.7

Nothing in Clause 8.6 shall prohibit any Seller from employing any person who responds to a general recruitment or other general advertisement or whose employment with the Purchaser has been terminated, provided that such response or termination was not solicited or induced directly or indirectly by that Seller.

Confidentiality

8.8

Each of the Restricted Parties covenants with the Purchaser that until the expiration of 5 years from Completion, she shall not disclose or use, for her own benefit or that of any other person (other than for the proper performance of any employment contract which she enters into with the Company) any Know How which she possesses concerning the business or affairs of the Company (in relation to or in connection with the Restricted  Goods or Services), except any such Know How which is in the public domain other than by reason of any breach by the Restricted Party of any of her obligations under this Agreement or any breach by any person of any duty of confidentiality in relation to the business or affairs of the Company.

8.9

Each of the Restricted Parties covenants with the Purchaser that until the expiration of 5 years from Completion, she shall not disclose or use, for her own benefit or that of any other person (other than for the proper performance of her duties to the Company) any confidential information or trade secrets which she possesses concerning the business or affairs of the Company (in relation to or in connection with the Restricted Goods or Services), except any such information which is in the public domain other than by reason of any breach by the Restricted Party of any of her obligations under this Agreement or any breach by any person of any duty of confidentiality in relation to the business or affairs of the Company.

Restriction on use of names

8.10

Each of the Restricted Parties covenants with the Purchaser that following the date of this Agreement, she will not and she will procure that no Seller Related Person will, and she will not authorise any third party to, in connection with any business, use, anywhere in the world, the words "OLIVIA BURTON", the logo   or any words or images which are, in the reasonable opinion of the Purchaser, confusingly similar to either such mark.

Severability

8.11

Each of the restrictions set out in Clauses 8.2, 8.3, 8.4, 8.5, 8.6.1, 8.6.2, 8.8, 8.9 and 8.10 of this Agreement is separate and severable and, in the event of any such restriction (including the defined expressions in Clauses 8.1.1(A), 8.1.1(C), 8.1.1(D) and 8.1.2) being determined as unenforceable in whole or in part for any reason, such unenforceability shall not affect the enforceability of the remaining restrictions or, in the case of part of a restriction being unenforceable, the remainder of that restriction. The restriction in Clause 8.2 shall be deemed to be separate and severable in relation to each of the countries set out in Clause 8.1.1(A).

Benefit of restrictions

8.12

The restrictions entered into by the Restricted Parties in Clauses 8.2, 8.3, 8.4, 8.5, 8.6.1, 8.6.2, 8.8, and 8.9 are given to the Purchaser for itself and for each other member of the Purchaser's Group and each of the Restricted Parties agrees that she will at the request and cost of the Purchaser enter into a further agreement with each other member of the Purchaser's Group whereby she will accept restrictions equivalent to (and no more onerous than) the restrictions in this Agreement (or such of them as the Purchaser in its absolute discretion shall deem appropriate). The rights of each member of the Purchaser's Group (other than the Purchaser) under this Clause are subject to the provisions of Clause 10.9.

9.	Access to information

The Purchaser shall procure that, for so long as the Purchaser retains Control of the Company:

9.1

all books of account, records, documents and information of the Company (in whatever form) relating to the period before Completion ("Company Information") are preserved for seven years from the Completion Date; and

9.2

(on giving reasonable notice to the Purchaser and subject to any duty of confidence owed by the Company to any person, and provided that nothing in this Clause shall require the Purchaser to permit any disclosure which could result in the loss of any applicable privilege) (a) each Seller and (b) any of such Seller's Representatives are permitted during normal business hours to have access to, and to take copies (at such person's own expense) of, such Company Information as they reasonably require for tax or accounting purposes or to comply with any law, judgment or requirement of any Authority, securities exchange or industry body to which such person is subject or submits, wherever situated, whether or not such requirement has the force of law.

Non-exclusive remedies

9.3

The rights conferred on the Purchaser and each Seller by this Agreement are in addition, and without prejudice, to any equitable rights and remedies which may be granted to the Purchaser and each Seller.

10.	MISCELLANEOUS

Announcements

10.1

Subject to the remaining provisions of this Clause 10 and with the exception of general announcements relating to the Company's business (provided that details of the Sellers and confidential information relating the transaction contemplated by this Agreement are omitted from such announcements), no Party shall release any announcement or except as provided in this Agreement despatch any announcement or circular, relating to this Agreement unless the form and content of such announcement or circular have been submitted to, and agreed by, the other Parties. Nothing in this Clause 10.1 shall prohibit any Party from making any announcement or despatching any circular as required by law or regulation or any regulatory body in which case, the announcement shall only be released or the circular despatched after consultation with the other Parties and after taking into account the reasonable requirements of the other Parties as to the content of such announcement or circular.

Confidentiality

10.2	For the purposes of Clauses 10.3 and 10.4, "Confidential Information" means the existence and contents of this Agreement and any other agreement or arrangement contemplated by this Agreement and:
10.2.1

information of whatever nature concerning the business, finances, assets, liabilities, dealings, transactions, Know How, customers, suppliers, processes or affairs of the other Parties from time to time; and

10.2.2	any information which is expressly indicated to be confidential in relation to the Party disclosing it (or in relation to any of its group undertakings) from time to time,

which any party may from time to time receive or obtain (verbally or in writing or in disk or electronic form) from any other Party as a result of negotiating, entering into, or performing its obligations pursuant to this Agreement and provided that such information concerning the Company in relation to the period before Completion shall not be treated as Confidential Information belonging to the Sellers following Completion and such information concerning the Company or the Purchaser's Group in relation to the period before or after Completion shall be treated as Confidential Information belonging to the Purchaser.

10.3

Each Party undertakes to the other Parties that, subject to Clause 10.4, unless the prior written consent of the other Parties shall first have been obtained it shall, and shall procure that its officers, employees, advisers and agents shall, keep confidential and shall not by failure to exercise due care or otherwise by any act or omission disclose to any person whatever, or use or exploit commercially for its or their own purposes, any of the Confidential Information belonging to the other Parties.

10.4	The consent referred to in Clause 10.3 shall not be required for disclosure by a Party of any Confidential Information:
10.4.1	to its officers, employees, advisers and agents, in each case, as may be contemplated by this Agreement or, to the extent required to enable such Party to carry out its obligations under this Agreement and who shall in each case be made aware by such Party of its obligations under this Clause and shall be required by such Party to observe the same restrictions on the use of the relevant information as are contained in Clauses 10.3 and 10.5, subject to the same exceptions as are contained in this Clause 10.4;

10.4.2

subject to Clause 10.5, to the extent required by Applicable Law or by the regulations of any stock exchange or regulatory authority to which such Party is or may become subject or pursuant to any order of court or other competent authority or tribunal;

10.4.3	to the extent that the relevant Confidential Information is in the public domain otherwise than by breach of this Agreement by any Party;
10.4.4	which is disclosed to such Party by a third party who is not in breach of any undertaking or duty as to confidentiality whether express or implied;
10.4.5	which that Party lawfully possessed prior to obtaining it from another;
10.4.6	to any professional advisers who are bound by a duty of confidence to such Party which applies to any information disclosed;
10.4.7	to the other Parties to this Agreement;
10.4.8	pursuant to the terms of this Agreement; or
10.4.9

which is information that a prudent prospective purchaser of shares in the Company, or a prospective provider of debt finance to such prudent prospective purchaser of shares in the Company, might reasonably require to know and which is disclosed pursuant to negotiations for an arm's length sale of shares in the Company to a recipient which, in the reasonable opinion of the disclosing Party, is a prospective purchaser able to complete the purchase of the shares in the Company or which is a provider of debt finance to such prospective purchaser.

10.5

If a Party becomes required, in circumstances contemplated by Clause 10.4.2, to disclose any information such Party shall (to the extent permitted by Applicable Law) give to the other Parties such notice as is practical in the circumstances of such disclosure and shall co-operate with the other Parties, having due regard to the other Parties' views, and take such steps as the other Parties may reasonably require in order to enable it to mitigate the effects of, or avoid the requirements for, any such disclosure.

Several liability

10.6	Where in this Agreement any liability is undertaken by two or more persons (including in respect of any Claim) the liability of each of them shall be several and not joint (or joint and several).

No partnership

10.7

Nothing in this Agreement or in any document referred to in it shall constitute any of the Parties a partner of any other, nor shall the execution, completion and implementation of this Agreement confer on any Party any power to bind or impose any obligations to any third parties on any other Party or to pledge the credit of any other Party.

Assignment

10.8

No Party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge or otherwise dispose in any manner whatsoever of the benefit of this Agreement without the prior written consent of each other Party.

Third party rights

10.9	With the exception of:
10.9.1	the rights of the Company and of any director, employee, officer or agent of the Company to enforce the terms contained in Clause 5.6;
10.9.2	the rights of each member of the Purchaser's Group (other than the Purchaser) to enforce the terms contained in Clause 8,

(each such party being, for the purposes of this Clause 10.9, a "Third Party") and

10.9.3	the rights of each Third Party to enforce the terms of Clause 13,

no term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement. The rights of the relevant Third Parties to enforce the terms of Clause 5.6, Clause 8 and Clause 13 are subject to the condition that the Purchaser has the right (which it may waive in whole or in part in its absolute discretion and without the consent of or consultation with any Third Party) to have the sole conduct of any proceedings in relation to the enforcement of such rights (including any decision as to commencement or compromise of such proceedings) but will not owe any duty or have any liability to any of the Third Parties in relation to such conduct. The rights of the relevant Third Parties under Clause 5.6, Clause 8 and Clause 13 are also subject to the terms of Clauses 10.8 and 12.

10.10	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement.

Unenforceable provisions

10.11

Without prejudice to Clause 8.11, if any provision or part of this Agreement is void or unenforceable due to any Applicable Law, it shall be deemed to be deleted and the remaining provisions of this Agreement shall continue in full force and effect.

Waiver

10.12

The rights and remedies of the Parties shall not be affected by any failure to exercise or delay in exercising any right or remedy or by the giving of any indulgence by any other Party or by anything whatsoever except a specific waiver or release in writing and any such waiver or release shall not prejudice or affect any other rights or remedies of the Parties.  No single or partial exercise of any right or remedy shall prevent any further or other exercise thereof or the exercise of any other right or remedy.

Counterparts

10.13

This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts together constitute one instrument.

Payments

10.14

Any payment to be made to any Seller under this Agreement shall be effected by transfer of immediately available funds through a UK clearing bank to the Sellers' Solicitors Nominated Account.  The Sellers' Solicitors are irrevocably and unconditionally authorised to receive any sum paid to them in accordance with this Clause 10.14, receipt of such sum in their client account shall be a full and effective discharge of the Purchaser's obligation to pay such sum, and the Purchaser shall not be concerned to see to the application of it.

Taxation of payments

10.15

Any payment made by or due from each Party under, or pursuant to the terms of, this Agreement shall be free and clear of all Taxation whatsoever save only for any deductions or withholdings required by law.

Payments net of Tax

10.16

If any deductions or withholdings referred to in Clause 10.15 are required, or any payments made by or due from a Party under this Agreement are liable for Taxation (whether in the hands of any Party, the Company or otherwise), or would have been liable for Taxation but for the utilisation of any Tax relief in respect of such liability, the relevant paying Party shall be liable to pay to the other Party or the Company (as the case may be) such further sums as shall be required to ensure that the net amount received by the other Party or the Company (as the case may be) will equal the full amount which would have been received under the relevant provisions of this Agreement in the absence of any such deductions, withholdings or Taxation liabilities. No additional sum shall be paid pursuant to this Clause where an amount in respect of such deduction, withholding or Taxation has already been taken into account in calculating the amount of the original payment, provided that the Purchaser shall not have any obligation to pay further sums under this Clause 10.16 on account of

10.16.1	any liability for Taxation of any of the Sellers which arises in respect of any payments of, or in respect of the Purchase Price; and
10.16.2

any deductions or withholdings which are required in respect of any payments of, or in respect of the Purchase Price unless such deductions or withholdings are required as a result of the Purchaser's residence, place or business or other attributes for Tax purposes (and, for the avoidance of doubt, any requirement to deduct or withhold on account of any liability of the Sellers to UK income tax or UK national insurance contributions shall not oblige the Purchaser to pay further sums under this Clause 10.16).

No additional sum shall be paid pursuant to this Clause 10.16 where an amount in respect of such deduction, withholding or Taxation has already been taken into account in calculating the amount of the original payment.

No set off, deduction or counterclaim

10.17

Every payment payable by each Party under this Agreement shall be made in full without any set off or counterclaim howsoever arising and shall be free and clear of, and without deduction of, or withholding for or on account of, any amount which is due and payable to each Party under this Agreement.

Costs

10.18	Each Party shall pay its own costs in connection with the preparation and negotiation of this Agreement and any matter contemplated by it.
10.19	The Purchaser shall be responsible for paying all stamp duty or other similar transfer Tax payable in respect of the transfers of the Shares.
10.20	The Purchaser shall be responsible for paying the premium under the W&I policy.

Further assurance

10.21	Each of the Sellers shall after Completion execute all such deeds and documents and do all such things as the Purchaser may reasonably require for perfecting the transactions intended to be effected under, or pursuant to, this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares. No provision of this Agreement or the Tax Deed shall require any Seller to make any payment of or in respect of stamp duty or any other transfer tax payable in connection with the entry into this Agreement or the transfer of the legal or beneficial title to the Shares to the Purchaser.

11.	NOTICES
11.1	A notice (including any approval, consent or other communication) in connection with this Agreement and the documents referred to in it:
11.1.1	must be in writing;
11.1.2

must be left at or delivered by courier to the address of the addressee or sent by pre-paid recorded delivery (airmail if posted to or from a place outside the United Kingdom) to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified in this Clause (if applicable) in relation to the Party to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or facsimile number in the United Kingdom or marked for the attention of such other person, as the relevant Party may from time to time specify by notice given in accordance with this Clause.

The relevant details of each Party at the date of this Agreement are:

Sellers

Lesa Bennett of *

Jemma Fennings of *

Purchaser

Address: MGS Distribution Limited, Meadway House, Meadway, Haslemere, Surrey, GU27 1NN

Attention: Company Secretary

11.1.3	must not be sent by electronic mail.
11.2	In the absence of evidence of earlier receipt, any notice shall take effect from the time that it is deemed to be received in accordance with Clause 11.3.
11.3	Subject to Clause 11.4, a notice is deemed to be received:
11.3.1	in the case of a notice left at the address of the addressee, upon delivery at that address;
11.3.2	in the case of a posted letter, on the third day after posting or, if posted from a place outside the United Kingdom, the seventh day after posting; and
11.3.3

in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

11.4

A notice received or deemed to be received in accordance with Clause 11.3 above on a day which is not a Business Day, or after 5pm on any Business Day, shall be deemed to be received on the next following Business Day.

* CONFIDENTIAL PORTION OF THIS EXHIBIT OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO RULE 24b-2 OF THE 1934 ACT

11.5

A notice given or document supplied to the Sellers or any of them in accordance with the details specified for the Sellers above shall be deemed to have been given or supplied to all the Sellers to whom such notice is addressed.

12.	ENTIRE AGREEMENT
12.1

In this Clause 12, “Representations” means any drafts, agreements, undertakings, representations, warranties, statements, promises, assurances, undertakings and arrangements of any nature whatsoever, whether or not in writing and whether given by a party to this Agreement or not, relating to the sale and purchase of the Shares, this Agreement or any other Acquisition Documents.

12.2

This Agreement and the other Acquisition Documents together set out the entire agreement and understanding between the parties relating to their subject matter and, save to the extent expressly set out in this Agreement or any other Acquisition Document, supersede and extinguish any prior Representations.

12.3

The Purchaser and the Sellers acknowledge and agree that in entering into this Agreement and the other Acquisition Documents to which they are a party, they have not relied and are not relying on, and shall have no claim or remedy in respect of, any Representation which is not expressly set out in this Agreement or any other Acquisition Document.

12.4

The Purchaser and the Sellers acknowledge and agree that neither they nor any of their representatives have any rights against, and shall not make any claim or bring any action against, any representative of any of the other parties in relation to the sale and purchase of the Shares, this Agreement or the other Acquisition Documents.

12.5

Save as expressly set out in this Agreement, the only right or remedy of the Purchaser or the Sellers in relation to any representation set out in this Agreement or any other Acquisition Document shall be for breach of this Agreement or the relevant Acquisition Document to the exclusion of all other rights or remedies (including those in tort or arising under statute) and, in respect of any breach of this Agreement or any Acquisition Document, the only remedy shall be a claim for damages in respect of such breach.

12.6	This Clause 12 shall not exclude any liability for or remedy in respect of fraud.
13.	GOVERNING LAW

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

14.	DISPUTE RESOLUTION
14.1

Each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

14.2

Each Party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

14.3

Each Party agrees that without preventing any other mode of service, any document in an action (including a claim form or any other document to be served under the Civil Procedure Rules) may be served on any Party by being delivered to or left for that Party at its address for service of notices under Clause 11 and each Party undertakes to maintain such an address at all times in the United Kingdom and to notify the other Party in advance of any change from time to time of the details of such address in accordance with the manner prescribed for service of notices under Clause 11.

IN WITNESS whereof this Agreement has been entered into by the Parties hereto on the date first written above.

Signed for and on behalf of MGS Distribution Limited by:	))	Signature
/s/ Sallie A. DeMarsilis
		Name (block capitals)	Sallie A. DeMarsilis
Director/authorised signatory

Signed by JEMMA FENNINGS:	))	Signature	/s/ Jemma Fennings

Signed by LESA BENNETT:	))	Signature	/s/ Lesa Bennett

Schedule 1

DETAILS OF SELLERS, SHARES, CONSIDERATION AND SHAREHOLDERS

Part 1: SELLERS AND SELLERS' SHARES

(1)	(2)	(3)	(4)	(5)
Sellers' names and addresses	Number of Shares legally and beneficially held at the date of Agreement	Number of Shares legally but not beneficially held at the date of Agreement	Number of Shares beneficially but not legally held at date the of Agreement	Purchase Price in £ sterling
Lesa Bennett of *	100	25	0	32,630,688
Jemma Fennings of *	75	0	25	32,630,688
TOTALS	175	25	25	65,261,376

* CONFIDENTIAL PORTION OF THIS EXHIBIT OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO RULE 24b-2 OF THE 1934 ACT

Part 2

DETAILS OF THE COMPANY

Registered number:	07793580
Company status:	Private limited company
Country of incorporation:	England and Wales
Registered office:	Zetland House, 5-25 Scrutton Street, London, England, EC2A 4HJ
Issued share capital:	200 ordinary shares of £1 each
Directors:	Jemma Fennings Lesa Bennett
Auditors:	Mercer and Hole, Batchworth House, Batchworth Place, Church Street, Rickmansworth, Hertfordshire WD3 1JE
Outstanding charges:	None

Schedule 2

LOCKED BOX ARRANGEMENT

1.	INTERPRETATION

For the purposes of this Schedule 2 the following additional terms shall have the following meanings:

"Direct Leakage":

(a)	any dividend or distribution declared, paid or made, or any repurchase, redemption or return of capital made, in each case by the Company to any Seller or any Seller Related Person of such Seller;
(b)	any payments made or agreed to be made by the Company in respect of the issuance of any securities by the Company to any Seller or any Seller Related Person of such Seller;
(c)	any payment of principal of, or interest on, any loan by the Company to any Seller or any Seller Related Person of such Seller;
(d)

any payments (including management fees, consulting fees, monitoring fees, directors' fees, licence fees, costs, expenses or royalties) made to, or any assets transferred to, or liabilities (actual or contingent) assumed or incurred for the benefit of, or indemnification given, or services having tangible and objectively quantifiable economic benefit provided by, in each case by the Company to any Seller or any Seller Related Person of such Seller;

(e)

the forgiving, waiver, or agreement to forgive or waive (whether conditional or not) by the Company of any amount owed to the Company by any Seller or any Seller Related Person of such Seller, or of any claims (or parts thereof) or rights of the Company against any Seller or any Seller Related Person of such Seller;

(f)	the payment by the Company, or the agreement to pay by the Company, of any fees, costs, expenses, Tax or other amounts in connection with any of the matters referred to above; and
(g)	any agreement, arrangement, understanding or commitment to do any of the things set out in paragraphs (a) to (f) above,

but does not include any Permitted Leakage Payment;

"Indirect Leakage":

(a)	any dividend or distribution declared, paid or made, or any repurchase, redemption or return of capital made, in each case by the Company;
(b)	any payments made or agreed to be made by the Company in respect of the issuance of any securities by the Company;
(c)

any transaction costs or expenses (including management fees, consulting fees, finder's fees, monitoring fees and directors' fees) incurred by the Company in connection with the matters contemplated by this Agreement ("Fees");

(d)	any bonuses paid, or agreed to be paid, by the Company to any employee or officer of the Company as a result of Completion ("Bonuses");
(e)	any payments made by the Company to any charity, as such term is defined in section 1 of the Charities Act 2011;
(f)	the payment by the Company, or the agreement to pay by the Company, of any fees, costs, expenses, Tax or other amounts in connection with any of the matters referred to above; and
(g)	any agreement, arrangement, understanding or commitment to do any of the things set out in (a) to (f) above,

but does not include any Permitted Leakage Payment or Direct Leakage;

"Leakage" means Direct Leakage and Indirect Leakage;

"Permitted Leakage Payment":

(a)	anything constituting Leakage to the extent that provision or reserve has been specifically made for it in the Accounts or the Locked Box Balance Sheet;
(b)	any payment by the Company expressly permitted in this Agreement to be made by the Company;
(c)	any matter undertaken at the written request of the Purchaser to the extent that such written request specifies that such amount is to be treated as Permitted Leakage;
(d)	the payment of £27,958 (inclusive of VAT) to BDO LLP in June 2017 in connection with certain strategic advice given to the Company exclusively in connection with the Transaction;
(e)	the payment of £38,776 to Pragma (inclusive of VAT) in connection with a market report prepared for the benefit of the Company;
(f)	directors' fees, salaries, bonuses, pensions contributions (and pensions accruals) and expenses paid to or on behalf of each of the Sellers up to £175,000 in aggregate;
(g)

payments by the Company on or shortly after Completion of an aggregate amount of up to £68,280 to certain employees of the Company (inclusive of any applicable employer national insurance contributions and payroll or income Tax in respect of such payments) (the "Employee Bonuses");

(h)	the provision by the Company of certain stock samples to any Seller or any Seller Related Person of such Seller in the ordinary course of business and with a maximum retail value of up to £750;
(i)	any Data Room Costs in an amount up to £4,000;
(j)	any salary or expenses paid to * up to £* in aggregate;
(k)	any salary or expenses paid to * up to £* in aggregate;
(l)	any salary or expenses paid to * up to £* in aggregate;
(m)	any salary or expenses paid to * up to £* in aggregate;
(n)	any liability to Tax that arises in connection with any of the matters referred to above.
2.	LEAKAGE
2.1

In the event that any Direct Leakage occurs during the period from, but excluding, the Locked Box Date to, and including, the Completion Date, each Seller undertakes to pay to the Purchaser (or the Company as the Purchaser directs) on demand an amount in cash equal to the amount of the Direct Leakage received by such Seller or any Seller Related Person of such Seller.

2.2

In the event that any Indirect Leakage occurs during the period from, but excluding the Locked Box Date to, and including, the Completion Date, each Seller undertakes to pay to the Purchaser (or the Company as the Purchaser directs) on demand an amount in cash equal to the amount of the Indirect Leakage multiplied by 0.5.

2.3

Any demand for payment under paragraph 2.1 or 2.2 must be by written notice to the Seller and must set out the details of the Leakage (so far as is known to the Purchaser), the amount of such Leakage, the amount payable by that Seller and the bank account of the Purchaser into which such payment should be made.

* CONFIDENTIAL PORTION OF THIS EXHIBIT OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO RULE 24b-2 OF THE 1934 ACT

2.4	No Seller shall be liable under paragraph 2.1 or 2.2 unless a demand for payment is made in accordance with paragraph 2.3 within six months of Completion.
2.5

Any payment under this paragraph 2 must be made to the Purchaser within 30 days of the notice of demand for payment first being served on the relevant Seller and shall, to the extent legally possible, be treated as adjusting the proportion of the consideration accordingly.

3.	JOINT AND SEVERAL OBLIGATIONS

The obligations of the Sellers under this Schedule 2 shall be several.

Schedule 3

COMPLETION OBLIGATIONS*

* THIS SCHEDULE HAS BEEN OMMITTED PURSUANT TO ITEM 601(B)(2) OF REGULATION S-K.

Schedule 4

SELLER WARRANTIES

1.	TITLE
1.1	Title to Shares
1.1.1

The Seller is the legal and beneficial owner of, and is entitled to transfer the legal and beneficial title to, those Shares set out opposite the Seller's name in column 2 of Schedule 1, free from any Encumbrances.

1.1.2	The Seller is the legal owner of, and is entitled to transfer the legal title to, those Shares set out opposite the Seller's name in column 3 of Schedule 1, free from any Encumbrances.
1.1.3	The Seller is the beneficial owner of, and is entitled to transfer the beneficial title to, those Shares set out opposite the Seller's name in column 4 of Schedule 1, free from any Encumbrances.
1.2	Issued shares

The Shares of the Company are fully paid up and the Company has not exercised or purported to exercise or claimed any lien over any of the Shares. There are no obligations of the Seller whatsoever to pay in any additional capital or to provide any other contribution such as a contribution in kind.

1.3	Rights of third parties

No person has the right to call for the issue of any share or loan capital of the Company by reason of any conversion rights or under any option or other agreement.

1.4	Issued share capital

The Shares represent the entire issued share capital of the Company and there are not outstanding any warrants, options, debentures, rights of conversion or any other security, instrument or agreement giving any person the right to subscribe for, purchase or receive any shares in the capital of the Company.

2.	CAPACITY
2.1	The Seller is a natural person who is of sound mind and competent to execute and deliver this Agreement.
2.2	This Agreement will, when executed, constitute valid and binding obligations of the Seller, enforceable against her in accordance with its terms.
2.3

The execution and delivery of, and the performance by, the Seller of her obligations under this Agreement will not result in a default or a breach of any order, judgment or decree or regulation or any other restriction of any kind by which that Seller is bound or is subject.

2.4	The Seller has not entered into any bankruptcy procedure or arrangement with her creditor(s) nor is any such procedure or arrangement proposed.

2.5

Each Seller has duly authorised, executed and delivered this Agreement and will at Completion have authorised, executed and delivered any agreements to be entered into pursuant to the terms of this Agreement.

3.	ACCOUNTS
3.1	General

The Accounts:

3.1.1	have been prepared in accordance with UK GAAP as at the Accounts Date and the accounting policies stated therein;
3.1.2	show a true and fair view of the state of affairs of the Company as at the Accounts Date and its financial performance for the period to which they relate;
3.1.3	comply with the requirements of all Applicable Laws;
3.1.4

(save as the Accounts expressly disclose) are not affected by any event or circumstance outside the ordinary course of business or by any other factor rendering them unusually high or low and have not, in relation to the statement of comprehensive income, been affected by any unusual or non-recurring item.

3.2	Application of warranties to Previous Accounts

Each of the statements in sub-paragraphs 3.1.1 to 3.1.4 would be true and accurate in relation to the Previous Accounts if:

3.2.1	each reference to Accounts were to be substituted with a reference to the Previous Accounts;
3.2.2	each reference to Accounts Date were to be substituted with a reference to the Previous Accounts Date and the 12 month period immediately preceding the Previous Accounts Date.
3.3	Position since Accounts Date

Since the Accounts Date:

3.3.1	apart from the dividends provided for or disclosed in the Accounts no dividend or other distribution has been declared, paid or made by the Company to the Sellers or any third party;
3.3.2	the business of the Company has been carried on as a going concern and in all material respects in the ordinary course;
3.3.3	no Key Customer or Key Supplier has ceased to trade with the Company and the Company has not received written notice from any Key Customer or Key Supplier:
(A)	of its express intention to cease to trade with the Company; or
(B)	(excluding any trading updates and any purchase orders received by the Company) to significantly reduce its business with the Company (by reference to the financial year ending 31 March 2017),

in each case which, by itself, has an effect on the revenue of the Company of not less than £200,000 per annum;

3.3.4	the Company has not acquired or disposed of or agreed to acquire or dispose of any business or any material asset other than trading stock in the ordinary course of business; and
3.3.5

no debtor owing the Company more than £25,000 has been released by the Company on terms that he pays less than the book value of its debt (subject to settlement discounts on the usual terms which have been disclosed to the Purchaser) and no debt in excess of £25,000 has been written off or has proved to be irrecoverable.

3.4	Management Accounts

The Management Accounts:

3.4.1	(save as the Management Accounts expressly disclose) have been prepared using the same estimation techniques and accounting policies as those used to prepare Accounts; and
3.4.2

(taking into account the purpose for which they were prepared) present with reasonable accuracy the financial position of the Company as at the date on which they were prepared and the results of the operations of the Company for the period indicated.

3.5	Inventory and Accounts Receivable
3.5.1	In the 12 months prior to the date of this Agreement, the aggregate value of:
(A)	inventory rejected by the Company due to defects in quality has not exceeded £50,000; and
(B)	customer returns due to defects in quality or in relation to any product warranty claims has not exceeded 3% of the Company's sales.
3.5.2	No sales to customers of the Company are made on a consignment basis.
3.5.3

All trade debtors (including both billed and accrued) of the Company that are reflected in the Accounts represent valid obligations arising from sales actually made and/or services actually performed by the Company in the ordinary course of business consistent with past practice.

3.5.4

No trade debtors of the Company that are reflected in the Accounts have given written notice of any contests, claims or rights of set-off relating to the amount or validity of such account receivable, other than customer returns in the ordinary course of business consistent with past practice.

3.5.5	No material debts of the Company that are reflected in the Accounts are overdue by more than 90 days from the due date of payment.
4.	ASSETS
4.1	Title to Assets

The material assets included in the Accounts or material assets acquired by the Company since the Accounts Date (other than trading stock disposed of since that date in the ordinary course of business or assets acquired subject to retention of title provisions or subject to liens arising by operation of law) and all other material assets used or employed by the

Company are the absolute property of the Company free from any mortgage, charge, lien, bill of sale or other Encumbrance and are not the subject of any leasing, hiring or hire purchase or agreement for payment on deferred terms or assignment or factoring or similar agreement (unless specifically disclosed in the Accounts), and all such material assets are in the possession or under the control of the Company.

4.2	Condition of office equipment and computer systems

The office equipment and computer systems used by the Company are in good repair and are suitable for the purposes for which they are used.

4.3	Nature of debts

The Company is not owed any sums in excess of £25,000 other than trade debts incurred in the ordinary course of business and cash at bank.

5.	Regulatory
5.1	The operations of the Company are, and have at all times in the three years prior to the date of this Agreement, conducted in all material respects in compliance with all Applicable Laws.
5.2

The Company has not received written notice that any investigation (that is material in the context of the Company's business) by or on behalf of any authority or court or governmental agency or tribunal of competent jurisdiction, in relation to any aspect of the business of the Company or the conduct of the Company or any agreement or arrangement to which the Company is or was a party, is pending and the Company has not received written notice that any such investigations are threatened or contemplated.

5.3

The Company has put in place procedures designed to satisfy the requirements of the defence described in section 7(2) of the Bribery Act 2010 to the offence described in section 7(1) of the Bribery Act 2010.

6.	financial obligations
6.1	General
6.1.1

The Data Room contains details of any overdraft, loan or other financial facilities or borrowings (other than trade credit arising in the ordinary course of business) (a) currently available to the Company or (b) under which the Company is a debtor ("Facilities").

6.1.2	The Company has not provided any guarantees, indemnities or any letters of support that remain outstanding.
6.1.3	The Company has no outstanding Encumbrance subsisting over the whole or any part of its present or future revenues or assets.
6.1.4	There is not outstanding any guarantee, indemnity or Encumbrance given by any Seller in respect of any indebtedness or liability of the Company.
6.1.5

The Company has not received written notice (which is current and still outstanding) that it is in material default under the terms of any of the Facilities or to repay any of the Facilities before their normal or originally stated maturity.

6.1.6

The Company is in compliance with its notification obligations under the Facilities with respect to reporting any events or circumstances that give rise to, or are likely to give rise to, a default thereunder.

6.1.7	No Financial Obligation under the Facilities of the Company has become, or is now due and payable, or is capable of being declared due and payable, before its originally stated maturity.
6.2	Grants and subsidies

The Company has not done or agreed to do anything as a result of which:

6.2.1	any investment grant or other grant or any subsidy received by the Company is or may be liable to be refunded wholly or partly; or
6.2.2	any application made by the Company for such a grant or subsidy shall or may be refused wholly or partly;

and neither the signature nor the performance of the Agreement shall have any such result.

6.3	Loans to directors and connected persons

There is not outstanding:

6.3.1	any loan made by the Company to, or debt owing to the Company by, any of the Sellers or any director of the Company or any person connected with any of them; or
6.3.2	any agreement or arrangement to which the Company is a party and in which any of the Sellers or any director of the Company or any person connected with any of them is interested.
7.	Real Estate
7.1	The Real Properties comprise all land and buildings owned or leased by the Company or used or occupied by the Company or in which the Company has any other interest, right or liability.
7.2	In relation to the Real Properties, a full and accurate copy of the agreements are contained in the Data Room.
7.3

There is not outstanding any circumstance which would entitle any third party to exercise a right or power of entry or to take possession or which would in any material way restrict the continued possession or use of the Real Properties by the Company.

7.4	In relation to the Lease Property, the Company has paid rent payable under the lease when the same has become due, and all other sums which have been demanded in writing.
7.5

The Company has not in the three years preceding the date of this Agreement had vested in it (whether as original tenant or under-tenant or as an assignee, transferee or otherwise) any freehold or leasehold property other than the Real Properties nor has it given any covenant or entered into any agreement, deed or other documents in any capacity in respect of any freehold or leasehold property in respect of which any actual contingent or potential liability remains with the Company.

7.6	Neither the Seller nor the Company has received any written notice or order from any government department, authority or third party which adversely affects the Lease Property.
7.7	No action, claim, proceeding, demand, dispute or liability (contingent or otherwise) in respect of any of the Real Properties is outstanding.
8.	Environmental and health and safety
8.1

The Company has not received any written notice from an environmental or health and safety regulator alleging a material breach of, or a material liability under, Environmental Law or any Applicable Laws relating to health and safety.

9.	Intellectual property and data protection
9.1	Ownership and Title
9.1.1	Complete and accurate details (in all material respects) of:
(A)

all registered Intellectual Property (including current applications for any registrations of Intellectual Property and including domain names) owned by or registered to the Company are set out in Part 1A of Schedule 7 and all such rights are valid, subsisting and enforceable ("Registered IPR");

(B)	all material unregistered Intellectual Property owned by the Company are set out in Part1B of Schedule 7
(C)	and all such rights are owned solely, legally and beneficially by the Company free from any Encumbrance.
9.1.2

All renewal and application fees and other steps required for the maintenance of any Registered IPR have been paid and taken and no steps need to be taken now or in the next 3 months from the date of this Agreement to meet any administrative or procedural deadline in order to maintain or obtain any rights or registrations in respect of such Registered IPR.

9.1.3

Neither the validity or subsistence of the Company IPR is the subject of any current, pending or threatened challenge, claim or proceedings (including opposition, cancellation, modification, revocation or rectification) nor has it been in the three years prior to the date of this Agreement. There are no facts or matters which might give rise to any such challenge, claim or proceedings.

9.2	Licences
9.2.1

Complete and accurate copies (or in the case of unwritten licences, agreements or arrangements, the material details) of all material licences, agreements and arrangements (express or implied) under which the Company, or the business of the Company, (a) uses or exploits, or has agreed to use or exploit any Intellectual Property owned by a third party (including a Seller Related Persons); or (b) has licensed or agreed to licence any Company IPR to any third party (including a Seller Related Persons); (IPR Licences)  are set out in Part 2 of Schedule 7.

9.2.2	Complete and accurate details of any co-existence agreements or settlement agreements (IPR Agreements) are disclosed in Part 3 of Schedule 7

9.2.3

No person has breached or is in breach, or is in default of, and the Company nor any of the Seller Related Persons have within the last 12 months received or issued a written notice in respect of any breach or termination, in relation to any IPR Licences or IPR Agreements. The Sellers have not, in the last 12 months, received written notice of any circumstances which are likely to give rise to a material default by the Company or other parties under the IPR Licences or IPR Agreements.

9.3	Sufficiency
9.3.1	All registered Intellectual Property and all material unregistered Intellectual Property which are used by the business of the Company are set out in Schedule 7 Part 1 and Part 2.
9.3.2

Neither of the Sellers, nor any Seller Related Person or any of the Company's officers, directors, employees or agents, owns or is licensed to use any Intellectual Property which is also used in and is material to the business of the Company.

9.4	Infringement of third party rights
9.4.1	The activities of the Company do not infringe the Intellectual Property of any third party, and the Company has not received written notice of any such alleged infringement.
9.4.2

None of the Company IPR is the subject of any litigation, arbitration, mediation, administrative or criminal proceedings (other than the ordinary prosecution of applications for registration or maintenance) and the Company has not received any written notice that such proceedings are pending or threatened.

9.5	Infringement by third parties
9.5.1	No third party is infringing any Company IPR.
9.6	Confidential information
9.6.1

No confidential information or Know How relating to the business of the Company has been disclosed, or permitted, undertaken or arranged to be disclosed by or on behalf of the Company to any person (except in the ordinary course of business and under an obligation of confidence) and the Company has not received written notice that there has been unauthorised use of such confidential information or Know how by any third party.

9.6.2	Nothing done or omitted to be done by the Company has breached, or is breaching, any right of any third party to confidence.
9.7	Creation of Intellectual Property
9.7.1

All employees and contractors who have created or developed any Intellectual Property which is material to the business of the Company, are and were contracted on terms under which any Intellectual Property created, developed or discovered by any person, vested in the Company; and where such IP currently subsists, it is fully vested in the Company.

9.8	Data Protection

9.8.1	The Company has complied with all applicable requirements of the Data Protection Legislation.
9.8.2

The Company has not received any notice alleging non-compliance with the Data Protection Legislation (including any Enforcement Notice) and no order has been made against the Company for the rectification, blocking, erasure or destruction of any data under the Data Protection Legislation.

10.	COMMERCIAL ARRANGEMENTS AND CONDUCT
10.1	Material Contracts

Save as contained in the Data Room, there is not outstanding:

10.1.1	any contract to which the Company is a party of guarantee, indemnity or suretyship or any contract to which the Company is a party to secure any obligation of any person;
10.1.2	any Material Contract;
10.1.3	any sale or purchase option or similar agreement or arrangement affecting any material assets owned or used by the Company or by which it is bound;
10.1.4	any joint venture, consortium or partnership agreement or arrangement to which the Company is a party;
10.1.5	any material liability, obligation or commitment on the part of the Company which:
(A)	is incapable of complete performance within three months from the date of this Agreement; or
(B)	has not been incurred in the ordinary course of business;
10.1.6	any material agreement or arrangement relating to commercial agents;
10.1.7

any agreement or arrangement that limits or purports to limit the ability of the Company or any current or future Affiliate thereof to compete in any line of business or with any person or in any geographic area or during any period of time; or

10.1.8	any written notice of material default under a Material Contract sent or received by the Company in the last six months.
10.2	Systems compliance

All computer systems that are used by (and material to the business of) the Company in connection with the operation of its business as carried on at the date of this Agreement and at Completion are owned or validly authorised for use by the Company.

11.	LITIGATION and INSURANCE
11.1	Legal proceedings

Apart from normal debt collection, the Company is not engaged or preparing to engage in any litigation, arbitration, prosecution or other legal proceedings, and there are no claims or actions (whether criminal or civil) in progress, outstanding, pending or threatened against the Company or the directors  in their capacity as directors of the Company, in each case for a value exceeding £25,000.

11.2	Unlawful acts

The Company has not, and none of its officers or Employees has, committed any criminal or unlawful act, or any material breach of trust, contract or statutory duty, or any material tortious act, in each case in connection with the businesses or affairs of the Company, which is likely to have a material adverse effect on the Company.

11.3	Official investigations

The Company has not received any written notice that any governmental or official investigation or inquiry concerning the Company is in progress or that there are any circumstances which are likely to give rise to any such investigation or inquiry.

11.4	Insurance
11.4.1

The Data Room contains summary details of all material policies of insurance taken out in connection with the business or assets of the Company ("Policies"). The Policies are in full force and effect and all premiums due in respect of the Policies have been paid.

11.4.2	No claim under the Policies in excess of £25,000 is outstanding and there are no circumstances notified to the insurers likely to give rise to such a claim.
11.4.3

No claim under any policy of insurance taken out in connection with the business or assets of the Company is outstanding and there are no circumstances notified to the insurers likely to give rise to such a claim.

11.4.4

The Company is in compliance with its notification obligations under the Policies with respect to reporting to insurers any events or circumstances that give rise to, or are likely to give rise to, any claim thereunder.

12.	Corporate organisation and business
12.1	The Company

The details of the Company set out in Part 2 of Schedule 1 are accurate. The Company does not have, and has never had, any subsidiary undertaking and there are no entities, other than the Company, the accounts of which are required by accounting standards to be consolidated with the accounts of the Company.

12.2	Constitutional documents

The Data Room contains true, complete and up to date copies of the constitutional documents of the Company and the Company has complied with the provisions of its constitutional documents in all material respects.

12.3	Books and registers

The statutory books and registers of the Company are accurate and up to date in all material respects in accordance with Applicable Laws.

12.4	Compliance with law

The Company and its officers have complied in all material respects with all UK legal requirements pertaining to the Company under the 2006 Act.

13.	employees

13.1

In respect of the role, hours and location of work, current salaries, ages, lengths of continuous service, notice periods, bonus and other incentive and benefit arrangements of (i) the Executive Team, full and accurate details are contained in the Data Room, and (ii) all other current Employees, details have been disclosed (on an anonymised basis) in the Data Room.

13.2	Complete copies of the Company's current standard terms and conditions of employment and staff handbook and policies and procedures applicable to Employees have been included in the Data Room.
13.3	Complete copies of the contracts of employment (including details of any and all variations of current remuneration and benefits) of the Executive Team have been included in the Data Room.
13.4	Complete copies of all current written collective agreements with any recognised trade union representing all or any of the Employees (if any) have been included in the Data Room.
13.5

The Company has not entered into and there is not in effect any contract with any Employee which cannot be terminated in accordance with its terms by the Company by giving three months' notice or less or which entitles the Employee to compensation exceeding the value of three months' remuneration if terminated without notice.

13.6	No member of the Executive Team has given or been given notice to terminate his/her employment, which has not yet expired.
13.7	No change from the terms of employment or consultancy included in the Data Room has been proposed to any person.
13.8

There are no existing claims or actual or threatened litigation against the Company by or in respect of any Employee or former Employee of the Company in respect of his/her employment, or the termination of his/her employment or the provision of any benefits, or any disputes or industrial action for the purposes of collective industrial relations, and no such litigation, claim, action or dispute has arisen or taken place within the last two years.

13.9

There are no disciplinary or grievance proceedings in relation to any Employee or former Employee of the Company currently contemplated, anticipated or threatened or in the course of being followed by the Company or which are the subject of appeal.

13.10

The Company does not have any agreement or arrangement or practice for the making of payments or the provision of benefits to any Employee on redundancy other than the statutory minimum required by Applicable Law.

13.11

Complete details of all atypical workers, including but not limited to consultants, individual contractors and agency workers, currently engaged by the Company and all terms and conditions applicable to their engagement have been included in the Data Room.

13.12

The Company has, in relation to each of its Employees and to each of its former Employees (a) complied with its obligations under all Applicable Laws in all material respects and (b) discharged fully its obligations to pay all salaries, wages, commissions, bonuses, overtime pay, holiday pay, sick pay, insurance premiums, accrued entitlement under incentive schemes and other benefits of or connected with employment or services up to the date of this Agreement.

13.13	Individuals who work in Topshop (Oxford Circus) pursuant to the Topshop Concession are Employees of the Company.
14.	Pensions
14.1

There is no arrangement or agreement to which the Company contributes or has or may have any obligation whether or not legally binding to provide or contribute towards for the provision of any retirement benefits for any Employee, or officer, or former Employee, or officer of the Company or for the spouse or dependant of any such person.

14.2

The Data Room contains particulars of any arrangements for the provision of medical, sickness, permanent health, death, disability or accident benefits or similar cover for Employees or officers or former Employees or officers of the Company or for any spouse or dependant of any such person.

14.3

There are not  in respect of the provision of (or failure to provide) pension, lump-sum, death, ill-health, disability or accident benefits by the Company in relation to the Employees or members of the Executive Team, any claims or actions in progress, pending, threatened or anticipated (other than routine claims for benefits) and there are no circumstances which could give rise to any such claims, actions or disputes.

14.4

The Company has complied with its automatic enrolment obligations as required by the Pensions Act 2008 ("PA 2008") and associated legislation. No notices, fines, or other sanctions have been issued by the Pensions Regulator and no instances of non-compliance with the automatic enrolment obligations have been notified to the Pensions Regulator in respect of the Company.

14.5	No written undertaking or assurance has been given by the Company to any Employee as to any changes to, or the continuance of pension entitlements.
14.6

No Employee or member of the Executive Team has any rights to enhanced pension benefits on redundancy, dismissal or early retirement as a result of a transfer of an undertaking or part of an undertaking to which either the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006 applied.

14.7

The Company has not, at any time within the six years prior to Completion, been "connected" with or an "associate" of any employer which is or has been participating in a pension scheme to which section 38, 43, 47 or 58 of the Pensions Act 2004 applies.  For these purposes "connected" and "associate" have the meanings given to them in sections 435 and 249 of the Insolvency Act 1986 respectively.

15.	INSOLVENCY
15.1

The Company has not initiated, engaged in, or received written notice that any steps have been taken or proposed, in relation to the winding up, bankruptcy, administration, insolvency, dissolution or re-organisation of the Company, nor that any analogous procedure or step has been taken in any jurisdiction in relation to the Company.

15.2

The Company has not appointed and has not received written notice of the appointment of any administrator, receiver, administrative receiver, liquidator, compulsory manager or similar officer has been appointed in respect of the Company or any of its respective assets, nor that any steps intended to result in such an appointment have been taken.

15.3

The Company is not insolvent or bankrupt under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due and the Company has not stopped paying its debts as they fall due or notified any material creditor of the Company that it intends to do so.

15.4	No compromise or arrangement with any creditor has been proposed in respect of the Company.
15.5	The Company has not taken, and has received written notice of any step towards enforcement of any security over any asset of the Company.
16.	WARrANTOR KNOWLEDGE

The Seller has made reasonable enquiries of the following Employees in respect of the following Seller Warranties:

16.1	* (Finance and Operations Director) - all paragraphs of Schedule 4
16.2

*(Head of International) - paras 3.3.3, 3.3.4, 3.5.2 (consignment sales), 3.5.3, 3.5.4 and 3.5.5 (trade debtors), 10.1 (material contracts), 11.1-11.4 (legal claims), 12.4 (legal compliance) of Part A of Schedule 4

16.3

*(International Brand Manager) - paras 3.3.3, 3.3.4, 3.5.2 (consignment sales), 3.5.3, 3.5.4 and 3.5.5 (trade debtors), 10.1 (material contracts), 11.1-11.4 (legal claims), 12.4 (legal compliance) of Part A of Schedule 4

16.4

*(UK Brand Manager) - paras 3.3.3, 3.3.4, 3.5.2 (consignment sales), 3.5.3, 3.5.4 and 3.5.5 (trade debtors), 10.1 (material contracts), 11.1-11.4 (legal claims), 12.4 (legal compliance) of Part A of Schedule 4

16.5	*(Training and Concessions Manager) - para 4.1, and 13.1 of Part A of Schedule 4;
16.6

*(Production Coordinator) - para 3.5.1 (product defects), 5.1, 5.2 (investigations), 9 (Intellectual Property), 10.1 (material contracts), 11.1-11.4 (legal claims), 12.4 (legal compliance) of Part A of Schedule 4

16.7

*(Office Manager/PA) - para 4.2 (office assets), 5.3, 7.1 - 7.7 (real property), 8.1, 10.1 (material contracts), 10.2, 11.1 – 11.3 (legal claims), 11.4 (insurance), 12.4 (legal compliance) 13 and 14 (employee matters), of Part A of Schedule 4

16.8	*(Creative Brand Manager) – para 9.3.1 and 9.5.1 (Intellectual Property), of Part A of Schedule 4

* CONFIDENTIAL PORTION OF THIS EXHIBIT OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO RULE 24b-2 OF THE 1934 ACT

TAX WARRANTIES

PART B

1.	TAX

1.1. Compliance

1.1.1.

The Company has properly submitted all material Tax Records to the relevant Tax Authorities within such periods as are required by law, all such submitted Tax Records were, when submitted, complete, correct and accurate in all material respects and all Tax Records assumed to have been submitted for the purposes of drawing up the Accounts have been properly submitted.

1.1.2.

The Company has duly and punctually paid all Tax (including where required by way of deduction or withholding and including any requirement to account for such deducted or withheld tax) for which it is liable and which has fallen due for payment prior to the date of this Agreement and the Company is not liable nor has it since the date of its incorporation been liable, to pay any material interest, fine or other penalty in connection with Tax.

1.2. Accounts

To the extent required by the relevant accounting standards pursuant to which the Accounts were prepared, full provision or reserve has been made in the Accounts in respect of any period ended on or before the Accounts Date for any liability to Tax (whether actual, contingent or disputed) assessed, liable to be assessed or deemed to be assessed on the Company or for which the Company is accountable at the Accounts Date, whether or not the Company has or may have any right to reimbursement against any other person, including (without prejudice to the generality of the foregoing) Tax in respect of income, profits or gains earned, accrued or received or deemed for Tax purposes to have been earned, accrued or received by the Company on or before the Accounts Date or by reference to any event occurring, act done, transaction effected or circumstances existing on or before the Accounts Date.

1.3. Events since the Accounts Date

Since the Accounts Date:

1.3.1.

the Company has not entered into or carried out any transaction outside the ordinary course of business which has given rise to a liability to Taxation on the Company (or would have given rise to such a liability but for the availability of any Tax Relief); and

1.3.2.	no accounting period of the Company has ended.

1.4. Tax disputes

The Company has not been or is not involved in any material dispute with any Tax Authority, and the Company is not the subject of any enquiry with any Tax Authority concerning any matter relating to Tax other than routine enquiries of a minor nature.  None of the Sellers have received notice from any Tax Authority of an intention to carry out such a dispute or enquiry.

1.5. Tax residence and permanent establishments

1.5.1.	The Company has at all times since its incorporation been resident for Tax purposes only in the United Kingdom and will be so resident as at the date of this Agreement.
1.5.2.	The Company has no permanent establishments in any jurisdiction outside the United Kingdom.

1.6. Transfer taxes and duties

All documents to which the Company is a party and which relate to any assets of the Company owned at the date of this Agreement and in the enforcement of which the Company is interested or which is or may be necessary to prove title to such assets, have been duly and properly stamped or, if appropriate, otherwise annotated as any Tax due being fully and properly paid.

1.7. Tax Records and information

To the extent the same are required to be maintained by law, the Company has maintained appropriate Tax Records to enable it to prepare complete, correct and accurate tax returns and any other tax filings and to determine an accurate calculation of its liability to Tax.

1.8. Clearances

Where any clearance or consent for a transaction, scheme or arrangement has been sought by the Company from a Tax Authority, that transaction, scheme or arrangement has been implemented strictly in accordance with the terms of such clearance or consent and any conditions attaching to such clearance or consent.

1.9. Groups, fiscal consolidations and fiscal unities

The Company is not, and since the date of its incorporation has never been, a member of a group (howsoever defined for the purposes of any Tax and whether or not on a consolidated or unified basis).

1.10. Employees and participators

1.10.1.

The Company has, to the extent required by law, properly, in full and on a timely basis, paid or accounted to the relevant Tax Authority for any Tax and social security contributions due on, deducted or withheld from any payment made or on the provision of any benefit or other reward or emolument to any employee or officer or former or future employee or officer of the Company or any person required for any Tax purpose to be treated as an employee or officer of the Company.

1.10.2.	For any restricted securities (as defined in section 423 of ITEPA 2003) acquired by any of the Sellers in the Company:
1.10.2.1.	a joint election fully to disapply Chapter 2 of Part 7 of ITEPA 2003 has been made under section 431(1) of ITEPA 2003;
1.10.2.2.	all such joint elections have been properly made using forms approved by HMRC and within the applicable time limits;
1.10.2.3.	the amount paid by a Seller to acquire any restricted securities owned by them was not less than their unrestricted market value at the time of the relevant acquisition.

1.10.3.	No distributions within Chapter 4 Part 23 CTA 2010 have been made by the Company.
1.10.4.

No outstanding loan or advance within section 455 CTA 2010 has been made or agreed to by the Company and the Company has not since the Accounts Date released or written off the whole or part of the debt in respect of loan or advance falling within section 455 CTA 2010.

1.11. Transfer pricing

All transactions entered into by the Company with the Sellers and which may be subject to adjustment under transfer pricing legislation have been entered into on an arm's length basis and the consideration (if any) which has been charged, received or paid by the Company on all such transactions has been equal to the consideration which would have been expected to be charged, received or paid between independent persons dealings at arm's length.

1.12. Material assets

There has been no transaction to which any of the following provisions applies in respect of any asset held by the Company at the date of this Agreement:

1.12.1.	section 23 of TCGA 1992 (compensation and insurance monies);
1.12.2.	section 135 and 136 of TCGA 1992 (reconstructions and amalgamations);
1.12.3.	section 139 of TCGA 1992 (transfers of assets on reconstructions and amalgamations);
1.12.4.	sections 140A and 140C of TCGA 1992 (transfer of a trade);
1.12.5.	section 152-154 (inclusive) of TCGA 1992 (replacement of business assets); and
1.12.6.	section 165 of TCGA 1992 (gifts of business assets).

1.13. VAT

1.13.1.

The Company is and always has been a taxable person for VAT purposes and is registered as such with the relevant Tax Authority in the jurisdictions where such registration is required under Tax Statute.

1.13.2.

All supplies made by the Company in the 2 years prior to the date of this Agreement, including those made in respect of all Real Properties in which the Company has or has had an interest, are subject to VAT in full.  The Company is able to and does fully recover or obtain credit or allowance for any VAT paid by the Company.

1.14. Anti-avoidance

The Company is not or has not been party to any scheme, arrangement, transaction or series of transactions the main purpose, or one of the main purposes of which was the avoidance of tax.

1.15. Secondary Liabilities

1.15.1.

The Company has not given any extant indemnity or guarantee to any other person in respect of such person's Tax liability, save for any liability in respect of VAT incurred in the ordinary course of business.

Schedule 5

PURCHASER WARRANTIES

1.	Incorporation

The Purchaser is duly incorporated and validly existing under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

2.	Corporate power and authority

The Purchaser has the legal right, full corporate power and authority and all necessary consents and authorisations to enter into and perform this Agreement and any agreement entered into pursuant to the terms of this Agreement and the provisions of this Agreement and any agreement entered into pursuant to the terms of this Agreement, constitute valid and binding obligations on the Purchaser and are enforceable against the Purchaser, in accordance with their respective terms.

3.	Due authorisation, execution and delivery

The Purchaser has duly authorised, executed and delivered this Agreement and will, at Completion, have authorised, executed and delivered any agreements to be entered into pursuant to the terms of this Agreement.

4.	No breach

The execution and delivery by the Purchaser of, and the performance by the Purchaser of its obligations under, this Agreement and any agreement entered into pursuant to the terms of this Agreement will not:

4.1	result in a breach of or conflict with any provision of its articles of association or equivalent constitutional documents;
4.2	result in a material breach of, or constitute a material default under, any agreement or instrument to which it is a party or by which it is bound; nor
4.3

result in a breach of any Applicable Laws or regulations or of any order, decree or judgment of any court or any Authority in any jurisdiction or any restriction of any kind by which the Purchaser is bound or subject;

5.	Solvency
5.1

No steps have been taken or proposed in relation to the winding up, bankruptcy, administration, insolvency, dissolution or re-organisation of the Purchaser, nor has any analogous procedure or step been taken or proposed in any jurisdiction in relation to the Purchaser.

5.2

No administrator, receiver, administrative receiver, liquidator, compulsory manager or similar officer has been appointed in respect of the Purchaser or any of its respective assets, and no steps intended to result in such an appointment have been taken.

5.3

The Purchaser is not insolvent or bankrupt under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due, and the Purchaser has not stopped paying its debts or indicated an intention to do so.

5.4	No compromise or arrangement with any creditor has been proposed in respect of the Purchaser.
5.5	No step has been taken towards enforcement of any security over any asset of the Purchaser.
6.	No Claim

The Purchaser is not actually aware of any fact, matter or circumstance that would reasonably be expected to give rise to a Claim (other than a Tax Deed Claim). For the purpose of this paragraph, the Purchaser shall be deemed to be aware of any fact, matter or circumstance which was within the actual knowledge or awareness of the Purchaser Deal Team as at the date of this Agreement, and no deemed or constructive knowledge shall be imputed to the Purchaser.

Schedule 6

REAL PROPERTY*

* THIS SCHEDULE HAS BEEN OMMITTED PURSUANT TO ITEM 601(B)(2) OF REGULATION S-K.

Schedule 7

INTELLECTUAL PROPERTY*

* THIS SCHEDULE HAS BEEN OMMITTED PURSUANT TO ITEM 601(B)(2) OF REGULATION S-K.

Schedule 8

POWER OF ATTORNEY*

* THIS SCHEDULE HAS BEEN OMMITTED PURSUANT TO ITEM 601(B)(2) OF REGULATION S-K.

Schedule 9

DEFINITIONS AND INTERPRETATION

1.	In this Agreement each of the following words and expressions shall have the following meanings:

"the 1985 Act" the Companies Act 1985;

"the 2006 Act" the Companies Act 2006;

"Accounts" the audited balance sheet, profit and loss account, and the notes thereto as described under Sections 3-7 of FRS 102 of the Company for the 12 month period ended on the Accounts Date;

"Accounts Date" 31 March 2017;

"Acquisition Documents" means this Agreement, the Disclosure Letter, the Tax Deed and each of the agreed form documents and any other documents to be delivered on Completion pursuant to this Agreement;

"Affiliate" in relation to any person, any other person directly or indirectly Controlled by, or Controlling of, or under common Control with, that person and, in the case of a trust, any trustee or beneficiary (actual or potential) of that trust and, in the case of an individual, any person connected with him within the meaning of sections 252 to 254 (inclusive) of the 2006 Act;

"Applicable Law(s)" all laws, regulations, directives, statutes, subordinate legislation, common law or civil codes in each case for the time being in force, having legally binding effect and which apply in the jurisdiction in which the relevant Party is incorporated;

"Authority" means a supra‑national, national or sub‑national authority, commission, department, agency, regulator or regulatory body with jurisdiction in the United Kingdom;

"Business Day" a day (other than a Saturday or Sunday) on which banks are open for general business in London;

"Business Warranties" the warranties given in paragraphs 3 to 16 of Part A of Schedule 4;

"Claim" means any General Claim, Title and Capacity Claim, Tax Claim or Leakage Claim;

"Companies Acts" the 1985 Act and the 2006 Act, to the extent that either is in force at the relevant time;

"Companies House" the Registrar of Companies for England and Wales whose registered office is at Crown Way, Cardiff CF14;

"Company" JLB Brands Limited, a company incorporated in England and Wales with registered number 07793580;

"Company Information" has the meaning given in Clause 9.1;

"Company IPR" all (i) registered Intellectual Property (including current applications for any registrations of Intellectual Property) owned by or registered to the Company and (ii) unregistered Intellectual Property material to the business of the Company;

"Completion" completion of the sale and purchase of the Shares in accordance with Clause 4;

"Completion Date" means the date of this Agreement;

"Confidential Information" has the meaning given to that term in Clause 10.2;

"Control" the power of a person to secure, directly or indirectly (whether by the holding of shares, possession of voting rights or by virtue of any other power conferred by the articles of association, constitution, partnership deed or other documents regulating another person or otherwise) that the affairs of such other person are conducted in accordance with his or its wishes and "Controlled" and "Controlling" shall be construed accordingly;

"CTA 2010" the Corporation Tax Act 2010;

"Data Protection Legislation" any applicable legislation in force from time to time which implements either or both of the European Community's Directive 95/46/EC and Directive 2002/58/EC;

"Data Room" means the data room in respect of the transaction as hosted by SmartRoom as it was constituted at 10:30am on 30 June 2017;

"Data Room Costs" means any costs, fees or other sums paid or agreed to be paid by the Company for or in connection with the Data Room;

"Declaration of Trust" means a declaration of trust evidencing the Trust, in the agreed form;

"Disclosure Letter" the letter dated the same date as this Agreement from the Sellers to the Purchaser in relation to the Seller Warranties;

"Employee" any individual who has entered into or works under a contract of employment or any other contract with the Company whereby the individual undertakes to do or perform personally any work or services (save where the Company's status by virtue of that contract is that of a client or customer or any profession or business undertaking carried on by an individual) and any other individual within the definition of "employee" or "worker" in respect of all Applicable Laws;

"Employment Agreements" the employment agreements between the Company and each of the Sellers in the agreed form, to be entered into before Completion, on the terms contained therein;

"Encumbrance" any claim, option, charge (fixed or floating), mortgage, lien, pledge, equity, encumbrance, right to acquire, right of pre-emption, right of first refusal, title retention or any other third party right, or other security interest or any other agreement or arrangement having a similar effect or any agreement to create any of the foregoing;

"Enforcement Notice" has the meaning given to that term in the UK Data Protection Act 1998, or its equivalent in other relevant Data Protection Legislation;

"Environment" air (including air within buildings and air within other natural or man-made structures above or below ground), water (including groundwater and water within any natural or man-made structure and territorial, coastal and inland waters), land (including land under water, surface land and sub-surfaced land) and any organisms or ecosystems supported by the air, water or land;

"Environmental Law" each Applicable Law which relates to pollution or protection of the Environment, or human health and safety, or the generation, transportation, storage, treatment, disposal or presence of any Hazardous Substance;

"Excluded Tax Claim" means any Tax Claim made:

a)	pursuant to Clause 2.1.2 or 2.2 of the Tax Deed;
b)	for breach of any of the Tax Warranties given at paragraphs 1.10.2.3, 1.11 and 1.15 of Part B of Schedule 4;
c)

in respect of any tax liability which is primarily the liability of a party other than a member of the Target Group, whether as a result of an election or otherwise, or which arises by virtue of a member of the Target Group being a member of a tax group, but which is not referable to supplies, income or profits made by a member of the Target Group; or

d)

in respect of any tax liability arising in connection with the application of transfer pricing legislation in respect of any Target Group member or an inability of the relevant Target Group member to substantiate a transfer pricing policy to the relevant taxation authority;

"Executive Team" those persons employed or engaged by the Company on the date of this Agreement earning £50,000 or more per annum or the pro-rata equivalent for those working part-time;

"Fees" has the meaning given to it in Schedule 2;

"Financial Obligation" means any outstanding obligations for the payment or repayment of money, whether present or future, actual or contingent;

"FRS 102" Financial Reporting Standard 102 "The Financial Reporting Standard Applicable in the UK and Republic of Ireland" as issued by the Financial Reporting Council applying the permitted reduced disclosure requirements as set out in Section 1A thereof;

"Full Title Guarantee" with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee;

"General Claim" a claim for breach of any of the Business Warranties;

"Hazardous Substance" any natural or artificial substance or thing (whether in solid, liquid or gaseous form) which is (alone or in combination) capable of causing harm to human health or to the Environment;

"Higher Deductible" means £600,000

"IHTA 1984" the Inheritance Tax Act 1984;

"Intellectual Property" all inventions (whether patentable or not), patents, utility models, petty patents, registered designs, design rights, database rights, copyright and related rights, moral rights, semiconductor topography rights, plant variety rights, trade marks, service marks, logos, get up, trade names, business names, domain names, (in each case whether registered or unregistered) and including any applications for registration and any renewals or extensions of any of the foregoing, and, in each case, the goodwill attaching to any of the foregoing, rights to sue for passing off or for unfair competition, all Know How, confidential information and trade secrets and any rights or forms of protection of a similar nature or having equivalent or similar effect to any of them which subsist anywhere in the world;

"Insurer" means Hunter George & Partners Limited

"ITEPA 2003"  the Income Tax (Earnings and Pensions) Act 2003;

"Key Customer" means: *

"Know How" all know how, trade secrets and confidential information, in any form (including paper, electronically stored data, magnetic media, film and microfilm) including financial and technical information, drawings, formulae, test results or reports, project reports and testing procedures, information relating to the working of any product, process, invention, improvement or development, instruction and training manuals, tables of operating conditions, information concerning intellectual property portfolio and strategy, market forecasts, lists or particulars of customers and suppliers, sales targets, sales statistics, prices, discounts, margins, future business strategy, tenders, price sensitive information, market research reports, information relating to research and development and business development and planning reports and any information derived from any of them;

"Key Supplier" means: *

"LB Cash Amount" means the amount of the Company's cash on the Accounts Date, being £5,125,146;

"Leakage" means Direct Leakage and Indirect Leakage, as such terms are defined in Schedule 2;

* CONFIDENTIAL PORTION OF THIS EXHIBIT OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO RULE 24b-2 OF THE 1934 ACT

"Leakage Claim" a claim against the Sellers whether in contract or otherwise, under paragraph 2 of Schedule 2;

"Liability for Taxation" has the meaning given to it in the Tax Deed;

"Locked Box Date" 31 March 2017;

"Lower Deductible" means £150,000.

"Management Accounts" means all of the monthly management accounts of the Company produced during the period from and including the Accounts Date to and including the date of this Agreement, copies of which are contained in the Data Room;

"Material Contracts" means any subsisting agreement with a Key Customer or a Key Supplier, together with any other agreement that would be reasonably be understood to be material to the results of operations, or financial position of the Company, provided that any agreement with a financial impact of less than £100,000 shall be deemed not to be material for the purposes of this definition;

"Party" or "Parties" a party or the parties to this Agreement;

"Previous Accounts" the audited balance sheet, profit and loss and the notes thereto as described under FRS 102 of the Company for the 12 month period ended on the Previous Accounts Date and the 12 month period immediately preceding the Previous Accounts Date;

"Previous Accounts Date" 31 March 2016;

"Proportionate Liability" has the meaning given to it in Clause 6.12;

"Purchase Price" is as defined in Clause 3.1;

"Purchaser Deal Team" means Efraim Grinberg, Sallie DeMarsilis, Mitchell Sussis and James Halpin;

"Purchaser Group" the Purchaser and its group undertakings from time to time including, after Completion, the Company;

"Purchaser's Solicitors" Herbert Smith Freehills LLP;

"Real Properties" the properties listed in Schedule 6;

"Same Claim" has the meaning given to it in Clause 6.14;

"Seller Related Person" in respect of any Seller, any of her Affiliates (excluding the Company) or any member of her immediate family, including any parent, child, grandchild, spouse or sibling;

"Sellers' Solicitors" DLA Piper UK LLP;

"Sellers' Solicitors Nominated Account" means the bank account of the Sellers' Solicitors at * or such other account as notified by the Sellers' Solicitors to the Purchaser after the date of this agreement;

"Seller Warranties" the Title and Capacity Warranties, the Business Warranties and the Tax Warranties and "Seller Warranty" shall be construed accordingly;

"Seller Warranty Claim" means all and any General Claims, Title and Capacity Claims and Tax Claims;

"Seller's Representatives" means, in relation to any Seller, its legal, accounting, financial and other advisers, consultants, agents or brokers (as applicable);

"Shares" the 200 issued ordinary shares of £1 each in the capital of the Company;

"Software" all software used in connection with the business of the Company as is currently conducted or contemplated to be conducted;

* CONFIDENTIAL PORTION OF THIS EXHIBIT OMITTED AND FILED SEPARATELY WITH THE SEC PURSUANT TO RULE 24b-2 OF THE 1934 ACT

"Target Group" has the meaning given to it in the W&I Policy;

"Taxation" or "Tax" has the meaning given to those terms in the Tax Deed;

"Tax Authority" has the meaning given to that term in the Tax Deed;

"Tax Claim" any Tax Deed Claim or Tax Warranty Claim;

"Tax Deed" the deed in relation to Tax entered into pursuant to this Agreement in the agreed form;

"Tax Deed Claim" any claim under the Tax Deed;

"Tax Records" all returns, information, statements, accounts, registrations, computations, disclosures, notices, claims, disclaimers, elections, surrenders and applications relating to Tax;

"Tax Relief" has the meaning given to that term in the Tax Deed;

"Tax Statute" any directive, statute, enactment, law or regulation wherever enacted or issued, coming into force or entered into providing for or imposing any Tax, or providing for the reporting, collection, assessment or administration of any Tax liability, and shall include orders, regulations, instruments, bye-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision that amends, extends, consolidates or replaces the same or that has been amended, extended, consolidated or replaced by the same;

"Tax Warranties" the warranties given in Part B of Schedule 4;

"Tax Warranty Claim" any claim for breach of any of the Tax Warranties;

"TCGA 1992" the Taxation of Capital Gains Act 1992;

"Third Party Claim" has the meaning given to that term in Clause 6.22;

"Title and Capacity Claim" a claim for breach of any of the Title and Capacity Warranties;

"Title and Capacity Warranties" the warranties given in paragraphs 1 and 2 of Part A of Schedule 4;

"Trinity Maxell" means Trinity Maxwell Limited (company number 07391869), whose registered office is Unicorn House, 221 Shoreditch High Street, London, England, E1 6PJ;

"Trust" means the trust agreement between Lesa Bennett and Jemma Fennings dated immediately prior to the date of this Agreement (with an effective date of April 2012) in respect of 25 Shares, with the legal and beneficial title rights as set out in columns 3 and 4 of Schedule 1;

"Trustee" means Lesa Bennett who sells as trustee (and any person appointed to act jointly with her or in her place as trustee) those Shares set out opposite her name in column 3 of Schedule 1 and the term "Trustees" shall include the personal representative of the Trustee or person assuming similar office in any jurisdiction other than England and Wales;

"UK GAAP" the Financial Reporting Standards issued by the UK Financial Reporting Council which came into mandatory force on 1 January 2015 and the applicable provisions of the Companies Acts;

"Unicorn Lease (2014)" means the lease agreement dated 4 April 2014 between the Company and LT Holdings Jersey Limited, in respect of Second Floor (Front) Unicorn House, 221-222 Shoreditch High Street, London E1 6PJwhich, which was assigned by the Company to Trinity Maxwell (see documents 6.3 and 6.4 in the Data Room);

"Unicorn Lease (2015)" means the lease agreement dated 4 March 2015 between the Company and LT Holdings Jersey Limited, in respect of Second Floor (Rear) Unicorn House, 221-222 Shoreditch High Street, London E1 6PJwhich, which was assigned by the Company to Trinity Maxwell (see documents 6.3 and 6.4 in the Data Room);

"VAT" has the meaning given to that term in the Tax Deed;

"VATA 1994" the Value Added Tax Act 1994;

"W&I Policy" means the warranty and indemnity insurance policy to be taken out on or before Completion by the Purchaser at the cost of the Sellers;

"WC & Other Adjustment" means £136,230 in cash.

2.	In this Agreement, words and expressions defined in the Companies Acts shall bear the same meaning as in those Acts unless expressly stated otherwise.
3.	In this Agreement, except where the context otherwise requires:
3.1	any reference to this Agreement includes the Schedules to it each of which forms part of this Agreement for all purposes;
3.2

a reference to an enactment, EU instrument or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment, EU instrument or statutory provision and is a reference to that enactment, EU instrument, statutory provision or subordinate legislation as from time to time amended, modified, incorporated or reproduced and to any enactment, EU instrument, statutory provision or subordinate legislation that from time to time (with or without modifications) re-enacts, replaces, consolidates, incorporates or reproduces it;

3.3	words in the singular shall include the plural and vice versa;
3.4	"material" or "materially" shall be construed as a reference to materiality in the context of the business of the Company as a whole;
3.5	references to one gender include other genders;
3.6	a reference to a person shall include a reference to a firm, a body corporate, an unincorporated association, a partnership or to an individual's executors or administrators;
3.7	a reference to a Clause, paragraph, Schedule (other than to a schedule to a statutory provision) shall be a reference to a Clause, paragraph, Schedule (as the case may be) of or to this Agreement;
3.8	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;
3.9

references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction and references to any English statute or enactment shall be deemed to include any equivalent or analogous laws or rules in any other jurisdiction;

3.10	a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 1122 of the CTA 2010;
3.11	references to writing shall include any modes of reproducing words in any legible form and shall include email except where expressly stated otherwise;
3.12	a reference to a balance sheet or profit and loss account shall include a reference to any note forming part of it;
3.13	a reference to "includes" or "including" shall mean "includes without limitation" or "including without limitation";
3.14

references to documents "in the agreed form" or any similar expression shall be to documents agreed between the Parties, annexed to this Agreement and initialled for identification by, or on behalf of, the Sellers and the Purchaser;

3.15	the contents page and headings in this Agreement are for convenience only and shall not affect its interpretation; and
3.16	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.